UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Zhangmen Education Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.00001 per share

(Title of Class of Securities)

98955H200**

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☐      Rule 13d-1(c)

☒      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the Class A Ordinary Shares, par value US$0.00001 per share (“Class A Ordinary Shares”). CUSIP number 98955H200 has been assigned to the American Depositary Shares (“ADSs”) of Zhangmen Education Inc. (the “Issuer”), which are listed on the New York Stock Exchange under the symbol “ZME.” Each ADS represents 72 Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98955H200	SCHEDULE 13G/A	Page 2 of 12

1.	Names of Reporting Persons Shanghai Huasheng Lingfei Equity Investment (Limited Partnership)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐
11.	Percent of Class Represented by Amount in Row (9) 0
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 98955H200	SCHEDULE 13G/A	Page 3 of 12

1.	Names of Reporting Persons Shanghai Huasheng Xinhang Equity Investment Management Center (Limited Partnership)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐
11.	Percent of Class Represented by Amount in Row (9) 0
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 98955H200	SCHEDULE 13G/A	Page 4 of 12

1.	Names of Reporting Persons Shanghai Quanyuan Investment Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐
11.	Percent of Class Represented by Amount in Row (9) 0
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 98955H200	SCHEDULE 13G/A	Page 5 of 12

1.	Names of Reporting Persons Huagan (Shanghai) Business Consulting Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐
11.	Percent of Class Represented by Amount in Row (9) 0
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 98955H200	SCHEDULE 13G/A	Page 6 of 12

1.	Names of Reporting Persons CR Investment (HK) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong SAR, People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐
11.	Percent of Class Represented by Amount in Row (9) 0
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 98955H200	SCHEDULE 13G/A	Page 7 of 12

1.	Names of Reporting Persons CR Investments Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐
11.	Percent of Class Represented by Amount in Row (9) 0
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 98955H200	SCHEDULE 13G/A	Page 8 of 12

1.	Names of Reporting Persons China Renaissance Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐
11.	Percent of Class Represented by Amount in Row (9) 0
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 98955H200	SCHEDULE 13G/A	Page 9 of 12

Item 1(a).	Name of Issuer:

Zhangmen Education Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

No.1666 North Sichuan Road, Hongkou District, Shanghai, People’s Republic of China

Item 2(a).	Name of Person Filing:

Shanghai Huasheng Lingfei Equity Investment (Limited Partnership);

Shanghai Huasheng Xinhang Equity Investment Management Center (Limited Partnership);

Shanghai Quanyuan Investment Co., Ltd.;

Huagan (Shanghai) Business Consulting Co., Ltd.;

CR Investment (HK) Limited;

CR Investments Corporation; and

China Renaissance Holdings Limited.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

Registered office of Shanghai Huasheng Lingfei Equity Investment (Limited Partnership):

Building C, No. 888 Huanhu Road (W-2), Nanhui New Town, Pudong New Area, Shanghai, China

Principal business office of Shanghai Huasheng Xinhang Equity Investment Management Center (Limited Partnership):

Pacific Century Place, Gate 1, Space 8, No. 2A Workers’ Stadium North Road, Chaoyang District, Beijing 100027, China

Principal business office of Shanghai Quanyuan Investment Co., Ltd.:

Pacific Century Place, Gate 1, Space 8, No. 2A Workers’ Stadium North Road, Chaoyang District, Beijing 100027, China

Principal business office of Huagan (Shanghai) Business Consulting Co., Ltd.:

Pacific Century Place, Gate 1, Space 8, No. 2A Workers’ Stadium North Road, Chaoyang District, Beijing 100027, China

Principal business office of CR Investment (HK) Limited:

Units 1307-08, Tower 1, Kowloon Commerce Center, 51 Kwai Cheong Road, Kwai Chung, Hong Kong

Registered office of CR Investments Corporation:

OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands

Principal business office of China Renaissance Holdings Limited:

Units 8107–08, Level 81 International Commerce Centre 1 Austin Road West Kowloon, Hong Kong

Item 2(c).	Citizenship:

Shanghai Huasheng Lingfei Equity Investment (Limited Partnership) ⸻ People’s Republic of China

Shanghai Huasheng Xinhang Equity Investment Management Center (Limited Partnership) ⸻ People’s Republic of China

Shanghai Quanyuan Investment Co., Ltd. ⸻ People’s Republic of China

Huagan (Shanghai) Business Consulting Co., Ltd. ⸻ People’s Republic of China

CR Investment (HK) Limited ⸻ Hong Kong SAR, People’s Republic of China

CR Investments Corporation ⸻ British Virgin Islands

China Renaissance Holdings Limited ⸻ Cayman Islands

CUSIP No. 98955H200	SCHEDULE 13G/A	Page 10 of 12

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value US$0.00001 per share. Each ADS represents 72 Class A Ordinary Shares.

Item 2(e).	CUSIP Number:

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 98955H200 has been assigned to the ADSs of the Issuer, which are listed on the New York Stock Exchange under the symbol “ZME.”

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)  The information required by Items 4(a) is set forth in Row (9) of the cover page for each Reporting Person and is incorporated herein by reference.

(b)  The information required by Items 4(b) is set forth in Row (11) of the cover page for each Reporting Person and is incorporated herein by reference.

As of March 31, 2022, Shanghai Huasheng Lingfei Equity Investment (Limited Partnership) has ceased to be the beneficial owner of the Issuer. The general partner of Shanghai Huasheng Lingfei Equity Investment (Limited Partnership) is Shanghai Huasheng Xinhang Equity Investment Management Center (Limited Partnership), the general partner of which is Shanghai Quanyuan Investment Co., Ltd. Shanghai Quanyuan Investment Co., Ltd. is controlled by Huagan (Shanghai) Business Consulting Co., Ltd., which is wholly owned by CR Investment (HK) Limited, through a series contractual arrangements. CR Investment (HK) Limited is wholly owned by CR Investments Corporation. CR Investments Corporation is wholly owned by China Renaissance Holdings Limited, a company listed on the Stock Exchange of Hong Kong (stock code: 1911).

(c)  The information required by Items 4(c) is set forth in Rows (5)-(8) of the cover page for each Reporting Person and is incorporated herein by reference.

CUSIP No. 98955H200	SCHEDULE 13G/A	Page 11 of 12

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 98955H200	SCHEDULE 13G/A	Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2023

SHANGHAI HUASHENG LINGFEI EQUITY INVESTMENT (LIMITED PARTNERSHIP)

By:	/s/ Feng Da
Name:	Feng Da
Title:	Director of its General Partner’s General Partner

SHANGHAI HUASHENG XINHANG EQUITY INVESTMENT MANAGEMENT CENTER (LIMITED PARTNERSHIP)

By:	/s/ Chen Yang
Name:	Chen Yang
Title:	Legal Representative

SHANGHAI QUANYUAN INVESTMENT CO., LTD.

By:	/s/ Wang Xinwei
Name:	Wang Xinwei
Title:	Executive Director

HUAGAN (SHANGHAI) BUSINESS CONSULTING CO., LTD.

By:	/s/ Wang Xinwei
Name:	Wang Xinwei
Title:	Executive Director

CR INVESTMENT (HK) LIMITED

By:	/s/ Bao Fan
Name:	Bao Fan
Title:	Director

CR INVESTMENTS CORPORATION

By:	/s/ Bao Fan
Name:	Bao Fan
Title:	Director

CHINA RENAISSANCE HOLDINGS LIMITED

By:	/s/ Bao Fan
Name:	Bao Fan
Title:	Director

[Signature Page to Schedule 13G/A]

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement